W.W. Grainger, Inc. 100 Grainger Parkway Lake Forest, IL 60045-5201

June 25, 2018

VIA EDGAR

Mr. William H. Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             W.W. Grainger, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 26, 2018

File No. 001-05684

Dear Mr. Thompson:

This letter is in response to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated June 11, 2018 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”) of W.W. Grainger, Inc. (“Grainger, the “Company,” and within the Responses, “we” and “our”).

For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. Unless otherwise indicated, all page numbers in this letter correspond to the 2017 Form 10-K.

We welcome the opportunity to respond to the Staff’s questions and comments.  As discussed in more detail below, in future filings, we will expand our disclosure to address comments by the Staff.

Item 7:  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

1.              We note your disclosure of diluted earnings per share excluding charges in the reconciliations of net earnings reported to net earnings adjusted on pages 19 and 21, the effective tax rate excluding discrete tax benefits on page 20, operating losses excluding restructuring costs and the inventory adjustment of the Canadian segment, all of which appear to represent non-GAAP financial measures.  Please tell us your consideration of providing the disclosures required by Item 10(e) of Regulation S-K.

Response:

In the preparation of the 2017 Form 10-K, we considered the requirements of Item 10(e) of Regulation S-K and believe that our presentation of non-GAAP financial measures addressed these requirements as follows:

The Company’s use of adjusted (a) diluted earnings per share on pages 19 and 21, (b) effective tax rate on page 20, and (c) operating losses of the Canada segment on page 22, each of which is a non-GAAP financial measure, was preceded by a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (“GAAP”) as required by Item 10(e)(i)(A) of Regulation S-K.

We provided tabular reconciliations between the Company’s Net earnings adjusted, a non-GAAP measure, to Net earnings reported, the most directly comparable GAAP measure, on pages 19 and 21 (the “Net Earnings Reconciliations”) in accordance with Item 10(e)(i)(B) of Regulation S-K.  The Net Earnings Reconciliations presented (x) material items by category at the (1) segment and (2) unallocated level, and (y) income tax items, to aid in the understanding of the impact of these reconciling items on the financial results of the Company on a consolidated basis as well as its segments.  The items constituting the Net Earnings Reconciliations were described on page 15.

The sum of the items constituting the Net Earnings Reconciliations (i.e., the amounts (in thousands of dollars) of $83,890 and $105,250 for the year ended December 31, 2017 and 2016, respectively, as set forth on page 19) had materially the same impact on the Company’s diluted earnings per share.  Similarly, the Company’s effective tax rate was impacted primarily by the discrete income tax items provided in the Net Earnings Reconciliations and nondeductible intangible write-downs in other businesses described on page 15.  Therefore, we believe additional reconciliations of diluted earnings per share and effective tax rate would have been repetitive of the Net Earnings Reconciliations.

In the Canada segment discussion, the items excluded to arrive at the non-GAAP measure of operating losses on page 22 were also itemized, net of tax, in the Net Earnings Reconciliations. We believe that this sufficiently identified the components between the non-GAAP measure and the directly comparable GAAP measure impacting the operating losses and the inclusion of additional reconciliations would have been, therefore, repetitive.

The Company acknowledges the Staff’s comment and in future filings will cross-reference applicable table(s) when using non-GAAP financial measures or provide additional reconciliations in accordance with Item 10(e)(i)(B) of Regulation S-K.

On pages 18 and 20, we stated that “management believes adjusted net earnings is an important indicator of operations because it excludes items that may not be indicative of core operating results” in accordance with Item 10(e)(i)(C) of Regulation S-K.  In future filings, we will state why management believes each of the non-GAAP financial measures used in the Company’s Form 10-K provides useful information to investors regarding the Company’s financial condition and results of operations.

Currently, there are no other material purposes for which management uses these non-GAAP financial measures. Should this change, the Company will include in future filings the disclosure required by Item 10(e)(i)(D) of Regulation S-K.

Debt, page 25

2.         We note you present a Debt to EBITDA ratio, a non-GAAP financial measure.  Please tell us your consideration of the guidance in Item 10(e) of Regulation S-K and the guidance in Question 102.09 in Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.  In addition, please reconcile each non-GAAP financial measure used in the calculation and show the ratio calculated using the most directly comparable GAAP measure.

Response:

The Company uses the Debt to EBITDA ratio as a measurement of liquidity and leverage.  In future filings that include this ratio, we will expand the presentation of the Debt to EBITDA ratio to include the following statement: “Management believes the presentation of Debt to EBITDA ratio provides useful information regarding the Company’s liquidity and leverage.”

Item 10(e)(1)(ii)(A) of Regulation S-K expressly carves out the use of EBITDA as a liquidity measure from the general prohibition excluding certain types of charges or liabilities from non-GAAP liquidity measures.

For the Company’s calculation in the 2017 Form 10-K: (a) Debt was defined as total interest-bearing debt (short-term, current, and long-term), and (b) EBITDA was defined as Net Earnings before Interest, Taxes, Depreciation and Amortization.

The Company’s Debt to EBITDA ratio as of December 31, 2017, was calculated as follows (in thousands of dollars):

December 31, 2017
Balance Sheet:
Short-term debt	$55,603
Current maturities of long term debt	38,709
Long-term debt	2,248,036
Debt	$2,342,348

Consolidated Statement of Earnings:
Net earnings	$622,443
Income taxes	312,881
Interest expense	80,458
Consolidated Statement of Cash Flows
Depreciation and amortization	264,064
EBITDA	$1,279,846

Debt to EBITDA ratio: $2,342,348 / $1,279,846 =	1.8

In future filings, the Company will reconcile each non-GAAP financial measure used in a ratio calculation, or will clearly state if only GAAP financial measures are used in its ratio calculations.

Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Income, page 40

3.              Please explain to us why foreign currency translation adjustments attributable to noncontrolling interest for the years ended December 31, 2017 and 2016 differ from the amounts reflected in the consolidated statements of shareholders’ equity.

Response:

In the Consolidated Statement of Comprehensive Earnings on page 40, the Company disclosed foreign currency translation adjustments (in thousands of dollars) attributable to noncontrolling interest of $3,677 and $906 for the years ended December 31, 2017 and 2016, respectively.

In the Consolidated Statements of Shareholders’ Equity, Other comprehensive (losses) earnings on page 43, the Company combined both (a) other comprehensive earnings related to foreign currency translation adjustments attributable to noncontrolling interest, and (b) capital contributions attributable to noncontrolling interest, in each case, for the years ended December 31, 2017 and 2016 for a combined amount (in thousands of dollars) of $3,831 and $3,664, respectively. However, the caption in the Consolidated Statements of Shareholders’ Equity referred only to the Other comprehensive (losses) earnings without reflecting capital contributions.

The table below reconciles these amounts (in thousands of dollars) as highlighted in bold, below:

	For the year ended December 31,
	2017	2016
Consolidated Statements of Comprehensive Earnings; Other comprehensive earnings - Foreign currency translation adjustment attributable to noncontrolling interest (page 40)	$3,677	$906
Capital contribution attributable to noncontrolling interest	154	2,758
Consolidated Statements of Shareholders’ Equity; Other comprehensive (losses) earnings and capital contributions (page 43)	$3,831	$3,664

In future filings, the Company will present the change in noncontrolling interest to reflect foreign currency translation adjustments and capital contributions as separate line items in a manner consistent with the presentation above.

4.              Please include the total amounts for other comprehensive income for each year presented.  Please refer to ASC 220-10-45-1Ab.

Response:

The Company will include in future filings a total for other comprehensive (losses) earnings for each year presented in the Consolidated Statements of Comprehensive Earnings as per ASC 220-10-45-1Ab. The revised format with the total amount highlighted in bold for this presentation is set forth below for illustrative purposes.

For the year ended December 31, 2017 (in thousands of dollars)
Net earnings	$622,443
Other comprehensive earnings:
Foreign currency translation adjustments	92,711
Postretirement benefit plan remeasurement, net of tax	46,543
Postretirement benefit plan reclassification, net of tax	2,043
Total other comprehensive earnings	$141,297
Comprehensive earnings, net of tax	$763,740
Less: Comprehensive earnings attributable to noncontrolling interest
Net earnings	$36,713
Foreign currency translation adjustments	3,677
Comprehensive earnings attributable to noncontrolling interest	40,390
Comprehensive earnings attributable to W.W. Grainger, Inc.	$723,350

Consolidated Statements of Cash Flows, page 42

5.              Please disclose information about all investing and financing activities that affect assets or liabilities but that do not result in cash receipts or cash payments for each year presented.  Please refer to ASC 230-10-50-3.

Response:

The Company applied the guidance provided by ASC 230-10-50-3, Noncash Investing and Financing Activities (“ASC 230-10-50-3”) when preparing the financial statements and applicable disclosures related to noncash investing and financing activities that affect recognized assets or liabilities but do not result in cash receipts or cash payments during each year presented in its 2017 Form 10-K. During this preparation process, noncash investing and financing activities were evaluated for proper cash flow statement presentation and any required supplemental disclosures.

For the year ended December 31, 2017, the Company entered into noncash investing and financing activity related to a capital lease of approximately $23.5 million.  The Company’s Consolidated Balance Sheet at December 31, 2017 reflected the value of this capital lease as a component of Property, buildings and equipment, and corresponding liability as a component of Current maturities of long term debt and Long term debt.  The 2017 capital lease was determined to be immaterial for supplemental disclosures, representing less than 1.7% of Property, buildings and equipment, net, and approximately 1.0% of Long term debt as of December 31, 2017.  For 2016, there were minimal noncash transactions that in the aggregate were approximately $900,000.  The Company’s capital leases are not material for each of the years presented, as stated in Note 10 on page 61.

The Company’s Consolidated Balance Sheet at December 31, 2017 and 2016 reflected the values of additions to Property, buildings and equipment, and Treasury stock recorded on an accrual basis.  For the years ended December 31, 2017 and 2016, cash flows from investing and financing activities in the Consolidated Statements of Cash Flows were adjusted to reflect cash flows on a cash basis.  Amounts accrued for additions to Property, buildings and equipment were $14.6 million and $13.3 million, at December 31, 2017 and 2016, respectively.  Amounts accrued for purchases of Treasury stock were $12.6 million and $10.4 million, at December 31, 2017 and 2016, respectively.  All were considered immaterial for supplemental disclosures, as they represented approximately 1.0% of Property, buildings and equipment, net, and less than 1.0% of Treasury stock at each balance sheet date presented.

The Company will continue to evaluate changes in its recognized assets and liabilities to determine the appropriate classification and disclosure in its Consolidated Statements of Cash Flows, and will continue to evaluate any potential noncash investing and financing activities.

In future filings, any material transactions that are identified as noncash will be disclosed as supplemental noncash activities and either summarized in a schedule accompanying the Company’s Consolidated Statements of Cash Flows or in narrative form in the Company’s Notes to its Consolidated Financial Statements.

Note 1 — Summary of significant Accounting Policies

Property, Buildings and Equipment, page 46

6.              Please tell us your consideration of disclosing the balances of major classes of depreciable assets by nature or function at each balance sheet date.  Please refer to ASC 360-10-50-1b.

Response:

The major classes of depreciable assets in Property, buildings and equipment, include (1) Buildings, structures and improvements, and (2) Furniture, fixtures, machinery and equipment.

In future filings, we will disclose the components of Property, buildings and equipment in the Notes to the Consolidated Financial Statements as follows (in thousands of dollars):

December 31, 2017
PROPERTY, BUILDINGS AND EQUIPMENT
Land	$348,739
Buildings, structures and improvements	1,342,508
Furniture, fixtures, machinery and equipment	1,753,413
Consolidated Balance Sheet; Property, building and equipment	$3,444,660

Note 16 — Segment Information, page 72

7.              Please provide us with a reconciliation of depreciation and amortization and additions to long-lived assets to the amounts reported in the consolidated statements of cash flows.

Response:

Long-lived assets for reportable segments reported in Note 16 on pages 72 to 74 consist of Property, buildings, equipment and capitalized software.  Accordingly, asset additions and depreciation and amortization expense related to these assets were also reported in Note 16.  The depreciation and amortization amount reported in the Consolidated Statements of Cash Flows (“CSCF”) included depreciation expense related to Property, buildings and equipment, amortization expense related to capitalized software and amortization expense related to other intangible assets, debt discounts and debt issuance costs.

The reconciliation of depreciation and amortization expense and additions to long-lived assets to the amounts reported in the CSCF is, as follows (in thousands of dollars) and as highlighted in bold, below:

		For The Years Ended December 31,
		2017	2016	2015
Depreciation and amortization (property, buildings, equipment and capitalized software)
Note 16	United States	$168,862	$159,334	$150,654
Note 16	Canada	18,965	18,050	17,334
Note 16	Other businesses	31,016	23,792	19,999
Note 16	Segment totals	218,843	201,176	187,987
Note 16	Unallocated	21,819	21,469	18,854
Note 16	Consolidated total	240,662	222,645	206,841
Amortization of other intangible assets		22,224	25,105	21,126
Amortization of debt discounts and debt issuance costs		1,178	1,107	—
	Total depreciation and amortization	$264,064	$248,857	$227,967
CSCF	Depreciation and amortization	$264,064	$248,857	$227,967
		—	—	—

		For The Years Ended December 31,
		2017	2016	2015
Total additions to long-lived assets
Note 16	United States	$187,384	$153,556	$302,316
Note 16	Canada	7,594	12,275	20,464
Note 16	Other businesses	61,735	95,288	21,135
Note 16	Segment totals	256,713	261,119	343,915
Note 16	Unallocated	5,283	10,542	16,912
Note 16	Consolidated total	261,996	271,661	360,827
Non-cash additions to long-lived assets
Capital leases		(23,453)	—	—
(Increase) decrease in accounts payable and accrued liabilities related to long-lived assets		(1,260)	12,588	13,041
	Cash additions to long-lived assets	$237,283	$284,249	$373,868
CSCF	Additions to property, buildings and equipment and intangibles	$237,283	$284,249	$373,868
		—	—	—

8.              Please disclose revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40 unless it is impracticable to do so.  If the information is impracticable, please disclose that fact.

Response:

Grainger is a broad-line business-to-business distributor of maintenance, repair and operating (MRO) supplies, and other related products and services.  The Company’s revenue is generated primarily from sales of MRO products.  Total service revenue is not material and accounts for approximately 1% of total Company revenue for the year ended December 31, 2017, as disclosed in the Company’s Form 10-K.

Grainger stocks over 1.7 million products in a wide range of categories and does not have a significant concentration of revenue from any single product or product group within its reportable segments.  Sales information by product category and inclusive of all elements impacting the Company’s reported revenues (for example, sales incentives such as customer discounts, rebates and other) is not maintained within the financial reporting systems used to produce the Company’s consolidated financial statements.  To do so would require implementation of complex processes and system enhancements across multiple enterprise resource planning instances, which the Company believes would be impracticable, costly and unduly time-consuming. Further, presentation of such data does not reflect the way the Company’s business is managed.

Finally, in conjunction with the implementation of Accounting Statements Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), as modified by subsequently issued ASUs effective January 1, 2018, we provided extended disclosure regarding disaggregation of revenue by industry for the Company’s reportable segments in Note 3 of our Form 10-Q for the quarter ended March 31, 2018.  Grainger serves a large number of customers in diverse industries, which are subject to different economic and industry factors.  Accordingly, the Company’s presentation of revenue by industry most reasonably depicts how the nature, amount, timing and uncertainty of Company revenue (and cash flows) are affected by economic and industry factors.

The Company acknowledges the Staff’s comment and, in future filings, it will disclose that it is impractical to provide revenue information by product category due to the way the business is managed.

*****

We hope the foregoing responses address the comments raised in your Comment Letter. If you have any questions concerning the above, please do not hesitate to contact me at (847) 535-0680.

Very truly yours,

/s/ Eric R. Tapia

Eric R. Tapia
Vice President, Controller (Principal Accounting Officer)
W.W. Grainger, Inc.

cc:                                D.G. Macpherson, Chairman of the Board and Chief Executive Officer

Thomas B. Okray, Senior Vice President and Chief Financial Officer

John L. Howard, Senior Vice President and General Counsel

Kimberly Simios, Partner, Ernst & Young LLP